Exhibit 4.65

n e w s    r e l e a s e

NORANDA PURCHASES ANTAMINA
NET PROCEEDS INTEREST FROM INMET

Toronto, Canada; July 16, 2003 — Noranda Inc. (NRD) announced today that it has purchased the 3.3 percent net proceeds interest ("NPI") relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for US$22.5 million. The purchase was completed under a previously announced put-call agreement entered into between the two companies in February 2002.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

For further information, please contact:

Media:	Investors:
Dale Coffin	Sharon Loung
Director, External Communications	Director, Investor Relations
Noranda Inc.	Noranda Inc.
416-982-7161	416-982-7337
dale.coffin@toronto.norfalc.com	sharon.loung@toronto.norfalc.com

www.noranda.com